UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________________

FORM 11-K/A
_________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number: 001-31400
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 12021 Sunset Hills Road, Reston, VA 20190

Explanatory note: This Amendment No. 1 to Form 11-K for fiscal year ended December 31, 2023, originally filed with the U.S Securities and Exchange Commission on June 20, 2024, is for amending the Report of Independent Registered Public Accounting Firm on page 3 of the Original Form 11-K to correct a typographical error. No other changes were made to the Form 11-K.

CACI $MART Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2023 and 2022

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Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
CACI $MART Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of CACI $MART Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2023.
Philadelphia, Pennsylvania
June 20, 2024

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CACI $MART Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2023	2022
Assets
Investments, at fair value	$2,890,729	$2,399,536
Receivables:
Contributions receivable - employer	2,547	1,104
Contributions receivable - participants	10,638	7,428
Notes receivable - participants	25,712	22,433
Total receivables	38,897	30,965
Net assets available for benefits	$2,929,626	$2,430,501
The accompanying notes are an integral part of these financial statements.

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CACI $MART Plan
Statements of Changes in Net Assets Available for Benefits
(in thousands)

	For the Years Ended
	December 31,
	2023	2022
Additions
Investment income
Interest and dividends	$21,416	$32,225
Net (depreciation) appreciation in fair value of investments	429,951	(548,770)
Net investment (loss) income	451,367	(516,545)
Interest income on notes receivable from participants	1,407	1,047
Contributions
Participants	181,990	163,513
Employer	58,466	50,990
Rollover	32,227	46,280
Total contributions	272,683	260,783
Total additions	725,457	(254,715)

Deductions
Benefits paid to participants	225,199	217,252
Administrative expenses	1,133	915
Total deductions	226,332	218,167
Net (decrease) increase	499,125	(472,882)
Net assets available for benefits:
Beginning of year	2,430,501	2,903,383
End of year	$2,929,626	$2,430,501
The accompanying notes are an integral part of these financial statements.

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CACI $MART Plan
Notes to Financial Statements
December 31, 2023 and 2022

1.    Description of the Plan
The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions, and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has both a 401(k) and a discretionary non-elective contribution feature. Company matching 401(k) and any non-elective contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.
Eligibility
In general, employees of the Plan Sponsor and its participating subsidiaries who are U.S. citizens or residents, regardless of age, are eligible to participate.
Contributions
Participants can elect to contribute up to 75% of their annual compensation in any combination of before-tax and after-tax (Roth) contributions subject to the Internal Revenue Service (IRS) maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the IRS annual catch-up contribution limits.
Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.
The Company may make matching contributions to eligible employees in an amount equal to 50% of the first 8% of pre‑tax compensation deferred by eligible participants, subject to federal limits. Certain employees are not eligible for matching contributions.
The Company, at its discretion, may also make additional non-elective contributions to the Plan. The Company made no additional non-elective contributions for the years ended December 31, 2023 and 2022.
Vesting
All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary non-elective contributions, and the investment earnings thereon, based on years of continuous service. Participants become 100% vested in Company matching and non-elective contributions after three years of continuous service.
Participant Accounts
The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary non-elective contributions and (2) Plan investment earnings. Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. As of December 31, 2023 and 2022, there were no unallocated employer contributions. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of non-elective contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.
The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

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CACI $MART Plan
Notes to Financial Statements (continued)
Plan Administration
The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.
During each of the years ended December 31, 2023 and 2022, the Plan funded administrative expenses of $1.0 million and $0.9 million, respectively. The Plan Sponsor paid all other administrative expenses.
Participant Loans
The Plan allows active employee participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Participants are permitted to have only one loan outstanding at a time.
Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may not exceed a maximum of 15 years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.
Interest is charged over the term of the loan at the prime rate plus 1%, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.
If a participant terminates employment with the Company, they may repay their loan in full prior to initiating a distribution or they may continue to make loan payments via an Automated Clearing House (ACH) arrangement. If the loan is defaulted the participant’s distribution will be reduced by the amount of the outstanding loan.
Retirement and Disability Benefits or Termination of Employment
Upon a participant’s retirement, disability, or termination for other reasons, the normal forms of benefit for all participants, other than those whose pension account merged into the Plan in 1997, are lump sum or installment cash payments. For pension accounts that were merged into the Plan in 1997, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution for this group include lump sum or installment cash payments or the purchase of a different form of annuity. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.
Required Minimum Distributions
Participants (active or otherwise) must commence required minimum distributions from the Plan beginning on April 1 of the calendar year following the later of the year in which employment terminates or the year in which the participant reaches the age of 73.
Death Benefits
Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.
In-Service and Hardship Withdrawals
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants experiencing a severe financial hardship, as defined by the Plan, subject to restrictions and limitations imposed by the Plan.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

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CACI $MART Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Participant Benefits
Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.
Contributions
Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. Participant and employer contributions are recorded in the year in which participant compensation is earned. As of December 31, 2023 and 2022, there were no unallocated employer contributions.
Forfeitures
Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $2.9 million and $4.0 million during the years ended December 31, 2023 and 2022, respectively, by the offset of available forfeited balances. At December 31, 2023 and 2022, forfeited non-vested account balances available to offset future Company contributions totaled $0.8 million and $1.0 million, respectively.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Risk and Uncertainties
The Plan provides for a number of investment options, primarily in stock, mutual funds and common trust funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.
3.    Fair Value Measurements
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

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CACI $MART Plan
Notes to Financial Statements (continued)
The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:
Level 1 – quoted prices in active markets for identical assets or liabilities.
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Investments measured at fair value on a recurring basis consisted of the following types of instruments (in thousands):

		Fair Value at December 31,
		2023	2022
Mutual funds	Level 1	$405,576	$625,887
Participant-directed brokerage accounts	Level 1	20,714	13,902
Company stock	Level 1	109,594	100,921
Common trust funds	Level 2	2,354,845	1,658,826
Total investments measured at fair value		$2,890,729	$2,399,536
Mutual funds – Mutual fund investments are valued using quoted market prices listed on nationally recognized securities exchanges.
Participant-directed brokerage accounts – The underlying investments in the participant-directed brokerage accounts are valued using quoted market prices listed on nationally recognized securities exchanges. The participant-directed brokerage accounts allow Plan participants to invest in a wide range of investments that are not available through the Plan’s core investment options, including various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds. These additional investments offer a spectrum of strategies and objectives beyond those available in the core investments of the Plan. Participant-directed brokerage accounts are administered by Charles Schwab & Co., Inc., a sub-service organization to T. Rowe Price Retirement Plan Services, Inc.
Company stock – The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.
Common trust funds – Common trust funds are valued based on the net asset value reported by the trust manager as of the financial statement dates, which may reflect recent transaction prices, evaluations based on pricing services or other observable input. The common trust funds hold investments in accordance with stated objectives. These common trust funds include:
•Prudential Core Plus Bond Fund, which seeks to outperform the Barclay’s U.S. Aggregate Bond Index over a full market cycle, through investments in U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed securities.
•T. Rowe Price International Growth Equity Trust D, which seeks long-term growth of capital through common stock of established, non-U.S. companies.
•T. Rowe Price Retirement Active Trusts, which seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement.
•T. Rowe Price Blue Chip Growth Trust T4, which focus on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability.

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CACI $MART Plan
Notes to Financial Statements (continued)
•T. Rowe Price Stable Value Common Trust Fund (Stable Value Fund), which seeks maximum current income while maintaining stability of principal and invests in FBRICs. This fund is primarily invested in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic investment contracts (SICs), and separate account contracts (SACs). GICs, BICs, SICs, and SACs are types of investment contracts that are designed to provide principal stability and a competitive yield. Participant-directed redemptions have no restrictions. The Stable Value Fund requires a reasonable amount of time to liquidate the Plan’s share in the fund.
•Vanguard International TTL BD MKT Index TR, which seek long-term capital appreciation and, secondarily, income by investing primarily in common stocks believed to be undervalued.
•Vanguard Institutional 500 Index TR seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The trust portfolio currently invests all its assets in Institutional Select shares of the Vanguard 500 Index Fund which employs a “passive management”—or indexing—investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.
•Vanguard Inst TTL International Stock Index seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.
•Vanguard Total Bond Market Index Fund seeks to track the investment performance of the Bloomberg U.S. Aggregate Float Adjusted Index, an unmanaged benchmark representing the broad, investment-grade U.S. bond market. The fund invests in taxable investment-grade corporate, U.S. Treasury, mortgage-backed, and asset-backed securities with short, intermediate, and long maturities in excess of one year, resulting in a portfolio of intermediate duration.
Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before redemption or withdrawal can occur.
4.    Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100% vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.
5.    Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Related Parties and Parties-in-Interest Transactions
Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply. The Plan also invests in the common stock of the Company as disclosed in Schedule H, Line 4i, Schedule of Assets (Held at End of Year). In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

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CACI $MART Plan
Notes to Financial Statements (continued)
7.    Subsequent Events
Effective January 1, 2024, the Six3 Advanced Systems Profit Sharing Plan, TICOM Geomatics 401k Profit Sharing Plan, Ascent Vision Technologies and Mastodon Design 401k Profit Sharing Plan & Trust were merged into the CACI $MART Plan. As a result of the merger, the net assets available for benefits totaled $283,327,706 for Six3 Advanced Systems; $62,607,322 for TICOM Geomatics, $10,553,800 for Mastodon Design and $1,276,402 for the Ascent Vision Technologies 401k plan and related participant accounts were transferred into the Plan. In addition, $3,611,182 loan balances accompanied by applicable security were transferred to the Plan.
The Plan has evaluated subsequent events through June 10, 2024, and determined that no other significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

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Supplemental Schedule
CACI $MART Plan
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
EIN #54-1345888—Plan Number 002
December 31, 2023
(in thousands)

(a)	(b) Identify of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	PIMCO Inflation Response Multi-Asset Fund Institution	Mutual Fund		$11,306
*	T. Rowe Institutional Small-Cap Stock Fund	Mutual Fund		55,116
*	T. Rowe Price Health Sciences Fund I	Mutual Fund		99,400
*	T. Rowe Price Communications & Tech Fund I	Mutual Fund		100,422
	Vanguard Treasury Money Market Investment	Mutual Fund		208
	Vanguard Mid-Cap Index, Institutional	Mutual Fund		93,967
	Vanguard Small Cap Index, Institutional	Mutual Fund		45,157
	Prudential Core Plus Bond	Common Trust		43,996
*	T. Rowe Price International Growth Equity Trust D	Common Trust		36,976
*	T. Rowe Price Retirement 2005 Active Trust C	Common Trust		6,438
*	T. Rowe Price Retirement 2010 Active Trust C	Common Trust		15,498
*	T. Rowe Price Retirement 2015 Active Trust C	Common Trust		29,993
*	T. Rowe Price Retirement 2020 Active Trust C	Common Trust		99,594
*	T. Rowe Price Retirement 2025 Active Trust C	Common Trust		206,114
*	T. Rowe Price Retirement 2030 Active Trust C	Common Trust		262,426
*	T. Rowe Price Retirement 2035 Active Trust C	Common Trust		229,610
*	T. Rowe Price Retirement 2040 Active Trust C	Common Trust		222,421
*	T. Rowe Price Retirement 2045 Active Trust C	Common Trust		192,134
*	T. Rowe Price Retirement 2050 Active Trust C	Common Trust		122,635
*	T. Rowe Price Retirement 2055 Active Trust C	Common Trust		65,378
*	T. Rowe Price Retirement 2060 Active Trust C	Common Trust		37,596
*	T. Rowe Price Retirement 2065 Active Trust C	Common Trust		8,815
*	T. Rowe Price Blue Chip Growth Trust T4	Common Trust		192,395
*	T. Rowe Price U.S. Value Equity Trust	Common Trust		73,713
	Vanguard Inst TTL International Stock Index	Common Trust		30,446
	Vanguard International TTL BD MKT Index TR	Common Trust		34,889
	Vanguard Institutional 500 Index TR	Common Trust		289,248
*	T. Rowe Price Stable Value Common Trust Fund	Stable Value Fund		154,530
*	CACI International Inc	Company Stock		109,594
*	Notes receivable - participants	Participant loans (maturing 2024 to 2041 with interest rates of 4.25%-10.50%)		25,712
*	Charles Schwab participant-directed brokerage accounts (1)	Participant-Directed Brokerage Accounts		20,714
				$2,916,441

*Represents a party-in-interest.
**Historical cost information is not required to be presented, as all investments are participant-directed.
(1)    Certain investments in these accounts are issued by a party-in-interest to the Plan.

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SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 21, 2024	By:	/s/ Angie Combs
Angie Combs
Executive Vice President
Chief Human Resources Officer

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